Ewrx Internet Systems Inc.
4950 Yonge St, Suite 910, Toronto, Ontario, M2N 6K1
Tel: (416) 298-9606 Fax: (416) 226-6862

Date: Jan 15, 2007

Attention:	Barbara C. Jacobs,
Assistant Director.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: File No. 1-33183

Dear Barbara,

Thank you very much for your letter dated on December 12, 2006. Please be advised that we wish to withdraw our recent filing of 10SB 12b.

It is our intention to re-file in due course with form 10SB 12g. at which time we will file current financial data as well.

Thank you for your co-operation in this matter.

I am yours truly,

/s/ Jessica Q. Wang/Price

Jessica Q. Wang/Price
CEO & President
Ewrx Internet Systems Inc.